May 19, 2025

Edward J. Prajzner
Senior Executive Vice President and Chief Financial Officer
Mistras Group, Inc.
195 Clarksville Road
Princeton Junction, NJ 08550

       Re: Mistras Group, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Annual Report to Security Holders for Fiscal Year Ended December 31, 2024
           File No. 001-34481
Dear Edward J. Prajzner:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Annual Report to Security Holders for Fiscal Year Ended December 31, 2024 Key Financial Highlights

1. You present the non-GAAP measures of adjusted EBITDA, free cash flow, non-
       GAAP net income and adjusted earnings per share on pages 4 and 5 of your Annual
       Report to Security Holders. Please revise to include a reconciliation of these non-
       GAAP measures to the most directly comparable GAAP measure as required by Item
       100(a)(2) of Regulation G.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 May 19, 2025
Page 2

       Please contact Valeria Franks at 202-551-7705 or Keira Nakada at 202-551-3659 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services